SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K
___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of September 29, 2020

Commission File Number: 001-15264
___________________

Aluminum Corporation of China Limited
(Translation of registrant's name into English)
___________________

No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
___________________

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X       Form 40-F

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __________

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __________

EXHIBITS Exhibit Number
99.1

SUPPLEMENTAL CIRCULAR - 2020 FIRST EXTRAORDINARY GENERAL MEETING - DISCLOSEABLE TRANSACTIONS AND CONTINUING CONNECTED TRANSACTIONS: DEPOSIT SERVICES UNDER THE NEW FINANCIAL SERVICES AGREEMENT AND RELEVANT PROPOSED CAPS

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date September 29, 2020	By /s/ Wang Jun Name: Wang Jun Title: Company Secretary

Exhibit 99.1

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8322
*	Website: http://www.chalco.com.cn
*	Contact person: Wang Jun, Company Secretary

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this supplemental circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold all your shares in Aluminum Corporation of China Limited*, you should at once hand this supplemental circular to the purchaser or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser.

CHALCO

中国铝业股份有限公司

ALUMINUM CORPORATION OF CHINA LIMITED*

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

SUPPLEMENTAL CIRCULAR
2020 FIRST EXTRAORDINARY GENERAL MEETING
DISCLOSEABLE TRANSACTIONS AND CONTINUING CONNECTED TRANSACTIONS:
DEPOSIT SERVICES UNDER THE NEW FINANCIAL SERVICES AGREEMENT AND RELEVANT PROPOSED CAPS

Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders

邁時資本

MAXA CAPITAL

This supplemental circular should be read together with the circular and notice of the EGM dated 7 September 2020.

A letter from the Board containing matters in respect of, among other things, deposit services under the New Financial Services Agreement and relevant proposed caps is set out on pages 1 to 16 of this supplemental circular.

A letter from the Independent Board Committee containing its recommendation to the Independent Shareholders in respect of matters relating to deposit services under the New Financial Services Agreement and relevant proposed caps is set out on pages 17 to 18 of this supplemental circular.

A letter from Maxa Capital containing its independent financial advice to the Independent Board Committee and the Independent Shareholders in respect of matters relating to deposit services under the New Financial Services Agreement and relevant proposed caps is set out on pages 19 to 35 of this supplemental circular.

30 September 2020

* *For identification purpose only*

CONTENTS

Page

DEFINITIONS ii

LETTER FROM THE BOARD 1

LETTER FROM THE INDEPENDENT BOARD COMMITTEE 17

LETTER FROM MAXA CAPITAL 19

APPENDIX I – GENERAL INFORMATION 36

In this supplemental circular, the following expressions have the following meanings unless the context requires otherwise:

"A Share(s)"	the RMB ordinary share(s) issued by the Company and subscribed for in RMB, which are listed on the Shanghai Stock Exchange;
"A Shareholder(s)"	holder(s) of A Shares;
"ADS(s)"	the American Depository Share(s) issued by the Bank of New York Mellon as the depository bank and listed on the New York Stock Exchange, with each ADS representing 25 H Shares;
"associate(s)"	has the same meaning ascribed thereto under the Hong Kong Listing Rules;
"Board"	the board of Directors of the Company;
"CBIRC"	formerly known as China Banking Regulatory Commission and currently named as China Banking and Insurance Regulatory Commission;
"Chinalco"	Aluminum Corporation of China* (中國鋁業集團有限公司), a wholly state-owned enterprise established in the PRC and the controlling Shareholder of the Company holding directly and indirectly approximately 32.16% of the total issued share capital of the Company as at the Latest Practicable Date;
"Chinalco Finance"	Chinalco Finance Co., Ltd.* (中鋁財務有限責任公司), a limited liability company incorporated in the PRC, which is a subsidiary of Chinalco as at the Latest Practicable Date. Chinalco Finance is a non-banking financial institution legally established with the approval of CBIRC and is a professional institution engaging in corporate financial services;
"Company"	Aluminum Corporation of China Limited* (中國鋁業股份有限公司), a joint stock limited company incorporated in the PRC, the A Shares, H Shares and ADS(s) of which are listed on the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the New York Stock Exchange, respectively;
"connected person(s)"	has the same meaning ascribed thereto under the Hong Kong Listing Rules;

"Director(s)"	the director(s) of the Company;
"EGM"	the 2020 first extraordinary general meeting of the Company to be held at the Company's conference room, No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC at 2:00 p.m. on Friday, 23 October 2020;
"Existing Financial Services Agreement"	the financial services agreement entered into between Chinalco Finance and the Company on 26 October 2017, pursuant to which Chinalco Finance agreed to provide and the Company agreed to accept relevant financial services;
"Group"	the Company and its subsidiaries;
"H Share(s)"	the overseas-listed foreign invested share(s) in the Company's share capital, with a nominal value of RMB1.00 each, which are listed on the Hong Kong Stock Exchange and subscribed for in Hong Kong dollars;
"H Shareholder(s)"	holder(s) of H Shares;
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC;
"Hong Kong Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (as amended from time to time);
"Hong Kong Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"Independent Board Committee"	the independent committee of the Board, the members of which consist of all the independent non-executive Directors, formed to advise the Independent Shareholders with respect to the deposit services under the New Financial Services Agreement and relevant proposed caps;
"Independent Shareholder(s)"	the Shareholders other than Chinalco and its associates, who are not required to abstain from voting on the resolution to be proposed at the EGM for approving the deposit services under the New Financial Services Agreement and relevant proposed caps;

"Latest Practicable Date"	23 September 2020, being the latest practicable date of ascertaining certain information contained in this supplemental circular prior to its publication;
"Maxa Capital" or "Independent Financial Adviser"	Maxa Capital Limited, a licensed corporation to carry out Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities under the SFO and the independent financial adviser to the Independent Board Committee and the Independent Shareholders in respect of matters relating to deposit services under the New Financial Services Agreement and relevant proposed caps;
"New Financial Services Agreement"	the financial services agreement entered into between Chinalco Finance and the Company on 27 August 2020, which is subject to the approval of Independent Shareholders at the EGM;
"PBOC"	the People's Bank of China, the central bank of the PRC;
"RMB"	Renminbi, the lawful currency of the PRC;
"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong);
"Share(s)"	A Shares and H Shares;
"Shareholder(s)"	A Shareholders and H Shareholders;
"subsidiary(ies)"	has the same meaning ascribed thereto under the Hong Kong Listing Rules; and
"%"	per cent.

For the purpose of this supplemental circular, unless otherwise indicated, the exchange rate at RMB1 = HK$1.11 has been used, where applicable, for illustrative purpose only and does not constitute a representation that any amount has been, could have been or may be exchanged at such rate.

中国铝业股份有限公司
ALUMINUM CORPORATION OF CHINA LIMITED*
(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

Executive Directors:
Mr. He Zhihui *(President)*
Mr. Zhu Runzhou

Non-executive Directors:
Mr. Ao Hong *(Acting on behalf of the Chairman)*
Mr. Wang Jun

Independent Non-executive Directors:
Ms. Chen Lijie
Mr. Hu Shihai
Mr. Lie-A-Cheong Tai Chong, David

Registered office:
No. 62 North Xizhimen Street
Haidian District
Beijing
The People's Republic of China
Postal code: 100082

Principal place of business:
No. 62 North Xizhimen Street
Haidian District
Beijing
The People's Republic of China
Postal code: 100082

Principal place of business in Hong Kong:
Room 4501
Far East Finance Centre
No. 16 Harcourt Road
Admiralty
Hong Kong

30 September 2020

To the Shareholders

Dear Sirs or Madams,

SUPPLEMENTAL CIRCULAR
2020 FIRST EXTRAORDINARY GENERAL MEETING
DISCLOSEABLE TRANSACTIONS AND CONTINUING CONNECTED TRANSACTIONS:
DEPOSIT SERVICES UNDER THE NEW FINANCIAL SERVICES AGREEMENT AND RELEVANT PROPOSED CAPS

I. INTRODUCTION

References are made to the announcement dated 27 August 2020 and the circular dated 7 September 2020 of the Company, in relation to the resolution to be proposed at the EGM for consideration and approval.

The purpose of this supplemental circular is to provide you with all reasonably necessary information in relation to, among others, deposit services under the New Financial Services Agreement and relevant proposed caps, so as to enable you to make informed decisions on whether to vote for or against the resolution to be proposed at the EGM.

II. DEPOSIT SERVICES UNDER THE NEW FINANCIAL SERVICES AGREEMENT AND RELEVANT PROPOSED CAPS

1. Introduction

References are made to the announcement dated 26 October 2017 and the circular dated 5 December 2017 of the Company in relation to, among other things, the entering into of the Existing Financial Services Agreement between the Company and Chinalco Finance for a term of three years from 26 October 2017 to 25 October 2020. Reference is also made to the announcement dated 27 August 2020 of the Company in relation to the renewal of the New Financial Services Agreement between the Company and Chinalco Finance on 27 August 2020, so as to continue to regulate the financial services between the parties.

2. New financial services agreement

Date of Signing

27 August 2020

Parties

(1) the Company (as the recipient); and

(2) Chinalco Finance (as the provider).

Effective Date and Term

The New Financial Services Agreement shall become effective upon signature by authorized signatories of both parties with their respective common seals or seals specifically for contracts affixed thereon and approval by the Board and the general meeting of the Company, and shall remain valid for a term of three years from 26 October 2020. Subject to the relevant requirements under the Hong Kong Listing Rules and the Rules Governing the Listing of Stocks on the Shanghai Stock Exchange, the New Financial Services Agreement may be renewed for a period of three years as agreed by both parties and the Company will then perform its information disclosure obligations in due course pursuant to the applicable requirements under the Hong Kong Listing Rules.

Major Terms

(1) Pursuant to the New Financial Services Agreement, the Group and Chinalco Finance will cooperate on a non-exclusive basis, thereby allowing the Group to select other financial institutions for financial services at its discretion.

(2) Chinalco Finance undertakes that the conditions for the provision of financial services to the Group at any time shall be no less favourable than those for the same type of financial services provided by Chinalco Finance to Chinalco and other members of its group, nor less favourable than those for the same type of financial services available to the Group from major commercial banks in the PRC at the same time.

(3) Chinalco Finance shall provide the following financial services to the Group in accordance with the above service principles, with the major service terms as below:

(a) Deposit Services

i. The interest rate for the deposits of the Group with Chinalco Finance shall be no lower than the interest rate for the same type of deposit announced by PBOC for the same period, no lower than the interest rate for the same type of deposit offered by major commercial banks in the PRC for the same period (the Company will obtain at least four quotations from the independent third commercial banks, including but not limited to Bank of China, Agricultural Bank of China, Industrial and Commercial Bank of China and Bank of Communications), and no lower than the interest rate for the same type of deposit of Chinalco and other members of its group with Chinalco Finance for the same period.

ii. In respect of deposit services, Chinalco Finance shall ensure the security of the Group's funds and promptly and fully satisfy any withdrawal request raised by the Group at any time. If Chinalco Finance fails to pay the deposits to the Group on time and in full upon request, the Group shall be entitled to terminate the New Financial Services Agreement and offset the loans due to Chinalco Finance by the Group with such deposits payable by Chinalco Finance according to the PRC laws and regulations.

iii. The maximum daily balance of deposits (including accrued interest) placed by the Group with the settlement account of Chinalco Finance shall not exceed RMB12 billion (equivalent to approximately HK$13.32 billion) during the validity period of the New Financial Services Agreement.

(b) *Settlement Services*

i. Chinalco Finance will provide payment and receipt services as well as other ancillary services relating to settlement services to the Group in accordance with the Group's instructions.

ii. Chinalco Finance will provide the Group with the above settlement services for free.

(c) *Credit Services*

i. Subject to compliance with the relevant PRC laws and regulations, Chinalco Finance will, in accordance with the operation and development needs of the Group, provide comprehensive credit services, loan services, bill operation services and other financing services.

ii. The interest rate for the loans to be provided by Chinalco Finance to the Group shall not exceed the interest rate for the same type of loan provided by Chinalco Finance to Chinalco and other members of its group for the same period, or the interest rate for the same type of loan provided to the Group by major commercial banks in the PRC for the same period (the Company will obtain at least four quotations from the independent third commercial banks, including but not limited to Bank of China, Agricultural Bank of China, Industrial and Commercial Bank of China and Bank of Communications), whichever is lower.

iii. Chinalco Finance shall provide loans to the Group on normal commercial terms and no security is to be granted by the Group over its assets.

iv. The maximum daily balance of loans (including accrued interest) provided by Chinalco Finance to the Group shall not exceed RMB15 billion (equivalent to approximately HK$16.65 billion) during the validity period of the New Financial Services Agreement.

(d) *Miscellaneous Financial Services*

i. Chinalco Finance will provide miscellaneous financial services (including entrusted loans; bills acceptance; mortgage services to the parties in entrusted loans business; guarantee business (including guarantee and various letter of guarantee businesses)) within its business scope in accordance with the Group's instructions and requirements.

ii. The fees charged by Chinalco Finance for the provision of aforesaid miscellaneous financial services to the Group shall be in accordance with the relevant benchmark rates for such type of service determined by PBOC or CBIRC. In addition, such fees shall not exceed those charged by major commercial banks in the PRC for the provision of the same type of financial service for the same period (the Company will obtain at least four quotations from the independent third commercial banks, including but not limited to Bank of China, Agricultural Bank of China, Industrial and Commercial Bank of China and Bank of Communications), or those charged by Chinalco Finance for the provision of the same type of financial service to Chinalco and other members of its group, whichever is lower.

iii. The annual fees charged by Chinalco Finance for the provision of miscellaneous financial services to the Group shall not exceed RMB40 million (equivalent to approximately HK$44.40 million) during the validity period of the New Financial Services Agreement.

3. Internal control procedures and corporate governance measures adopted by the group

In order to protect the interests of the Shareholders, the Group will adopt the following internal control procedures and corporate governance measures in relation to its utilisation of Chinalco Finance's services:

(1) A monthly report on the status of the Group's deposits with Chinalco Finance for the previous month will be delivered by Chinalco Finance to the Company on the third business day of each month;

(2) Copies of all regulatory reports submitted by Chinalco Finance to CBIRC will be provided to the Company by Chinalco Finance;

(3) The financial statements of Chinalco Finance will be provided to the Company by Chinalco Finance on the fifth business day after the end of each quarter; and

(4) Prior to entering into of any deposit arrangement with Chinalco Finance, the Company will communicate with Chinalco Finance and at least four independent commercial banks or financial institutions in the PRC. The interest rate for the deposit of the same type and term offered by Chinalco Finance and independent commercial banks or financial institutions will be given to the Company for comparison. If the Company is aware of that the deposit interest rate offered by Chinalco Finance is less favourable than that offered by major commercial banks in the PRC for the deposit of the same type and term, the Group will not place deposits with Chinalco Finance, or it will negotiate with Chinalco Finance to re-determine the interest rate.

The Board is of the view that the above internal control procedures and corporate governance measures proposed to be adopted by the Company concerning the continuing connected transactions are appropriate and above procedures and measures will provide adequate assurance to the Shareholders that the continuing connected transactions under the New Financial Services Agreement will be appropriately monitored by the Company.

4. Historical amounts of the continuing connected transactions

(1) Deposit Services

Based on the information provided by the Group, the maximum daily balance of deposits (including accrued interest) placed by the Group with Chinalco Finance for the three years ended 31 December 2019 was approximately RMB8.948 billion, RMB9.102 billion and RMB3.285 billion, respectively.

The Board further confirmed that, as at the Latest Practicable Date, the cap of the maximum daily balance of deposits (including accrued interest) under the Existing Financial Services Agreement for the year ending 25 October 2020 has not been exceeded.

(2) Settlement Services

No fees were paid by the Group to Chinalco Finance for the settlement services for the three years ended 25 October 2019. Chinalco Finance will provide the Company with the settlement services for free.

(3) Credit Services

As the credit services to be provided by Chinalco Finance to the Group are on normal commercial terms (or better to the Group) and no security over its assets will be granted by the Group in respect of such loans, thus such services constitute exempt continuing connected transactions under Rule 14A.90 of the Hong Kong Listing Rules.

(4) Miscellaneous Financial Services

The historical amounts paid by the Group to Chinalco Finance for the miscellaneous financial services for the three years ended 31 December 2019 were approximately RMB1 million, RMB0 and RMB0, respectively. The Company also expects that the related annual services fees payable by the Group to Chinalco Finance will remain insignificant throughout the term of the New Financial Services Agreement.

The Board further confirmed that, as at the Latest Practicable Date, the cap of the total annual fees for the miscellaneous financial services under the Existing Financial Services Agreement for the year ending 25 October 2020 has not been exceeded.

5. Proposed caps under the new financial services agreement

(1) Deposit Services

Pursuant to the Existing Financial Services Agreement, the maximum daily balance of deposits (including accrued interest) placed by the Group with Chinalco Finance shall not exceed RMB12 billion (equivalent to approximately HK$13.32 billion). Under the New Financial Services Agreement, the maximum daily balance of deposits (including accrued interest) placed by the Group with Chinalco Finance shall not exceed RMB12 billion (equivalent to approximately HK$13.32 billion) during the validity period of the New Financial Services Agreement.

The Board has taken into account that:

(a) the highest historical utilization rate for the caps of the maximum daily balance of deposits (including accrued interest) under the Existing Financial Services Agreement has reached 75.9%;

(b) as disclosed in the 2020 interim results announcement of the Company dated 27 August 2020, in order to face the tough economic environment caused by novel coronavirus pneumonia epidemic and to safeguard the normal production and operation and the construction of key projects, the Company has adhered to the philosophy of "cash is the most important" and significantly increased its monetary capital reserves since 2020, and accordingly, the amount of deposits placed by the Group with Chinalco Finance has been significantly increased. As of 31 August 2020, the maximum daily balance of deposits (including accrued interest) placed by the Group with Chinalco Finance has reached to RMB7,324 million;

(c) focusing on the goal of building a world first-class aluminum company with global competitiveness, the Company will accelerate the global allocation of resources and the optimization of the industrial layout, strengthen the acquisition of overseas resources, build overseas bauxite supply base, promote the transfer of the Company's main business to those areas with advantages of resources, energy, market and logistics elements, and extend the development to the end of the industry chain and the high-end of the value chain, in order to comprehensively enhance its overall competitiveness. In the meantime, the Company will seek business opportunities relating to the industrial mergers and acquisitions from time to time, in order to develop and expand its existing main business and increase shareholder value. At current stage, the Company has not formed any formal intention or entered into any specific agreement with relevant parties regarding the industrial mergers and acquisitions. In the event of such occurrence, the Company will perform its information disclosure obligations in due course in accordance with the requirements of the Hong Kong Listing Rules. It's expected that there will be an increase in the overall capital scale of the Group based on the above-mentioned future business development and the potential industrial mergers and acquisitions;

(d) the funds deposited with Chinalco Finance can be utilized to supplement the fund requirements of the subsidiaries of the Company and increase the efficiency of funds utilization; and

(e) the interest rate for the deposits of the Group with Chinalco Finance is generally superior to the interest rate for the same type of deposit announced by PBOC for the same period and the interest rate for the same type of deposit offered by the major commercial banks in the PRC for the same period, which is beneficial to improving the level of the Company's capital gains.

Thus, the Board proposed that under the New Financial Services Agreement, the maximum daily balance of deposits (including accrued interest) placed by the Group with Chinalco Finance's settlement account during the validity period of the New Financial Services Agreement is still RMB12 billion and considered such proposed caps are fair and reasonable.

(2) Settlement Services

Pursuant to the Existing Financial Services Agreement, Chinalco Finance agreed to provide settlement services to the Group for free. Pursuant to the New Financial Services Agreement, Chinalco Finance agreed to provide the Group with the settlement services for free, therefore no annual cap is required to be set in this regard.

(3) Credit Services

Pursuant to the Existing Financial Services Agreement, the maximum daily balance of loans (including accrued interest) provided by Chinalco Finance to the Group shall not exceed RMB15 billion (equivalent to approximately HK$16.65 billion).

Under the New Financial Services Agreement, the maximum daily balance of loans (including accrued interest) provided by Chinalco Finance to the Group shall not exceed RMB15 billion (equivalent to approximately HK$16.65 billion). As the credit services provided by Chinalco Finance to the Group are on normal commercial terms (or better to the Group) and no security over its assets will be granted by the Group in respect of such loans, thus such services constitute exempt continuing connected transactions under Rule 14A.90 of the Hong Kong Listing Rules, and no annual cap is required to be set in this regard.

(4) Miscellaneous Financial Services

Pursuant to the Existing Financial Services Agreement, Chinalco Finance agreed to provide miscellaneous financial services with total annual fees payable to Chinalco Finance by the Group not exceeding RMB50 million (equivalent to approximately HK$55.50 million). Under the New Financial Services Agreement, the Company expects that the total annual fees payable to Chinalco Finance by the Group during the validity period of the New Financial Services Agreement will not exceed RMB40 million (equivalent to approximately HK$44.40 million). As each of the percentage ratios (if applicable) is below the *de minimis* threshold set out in Rule 14A.76 of the Hong Kong Listing Rules, the provision of miscellaneous financial services by Chinalco Finance to the Group is exempt from the reporting, announcement and independent shareholders' approval requirements under the Hong Kong Listing Rules, and no annual cap is required to be set in this regard.

6. Reasons for and benefits of entering into the new financial services agreement

The reasons for the Company to enter into the New Financial Services Agreement with Chinalco Finance are as follows:

(1) The settlement services through Chinalco Finance will strengthen the Company's centralized management of its subsidiaries' funds and reduce the capital transmission time, and the Company may take full advantage of the favourable policy of free settlement services provided by Chinalco Finance to duly increase the amount of settlement services to be provided by Chinalco Finance and reduce the banking commission charges payable by the Company, which is beneficial to reducing the amount of funds kept by the Company and its subsidiaries, thereby releasing more funds for turnover.

(2) The Company will deposit part of its funds with Chinalco Finance, which will provide financing support to the Company's subsidiaries through operating loans of Chinalco Finance in compliance with the limits for such loans. Such arrangements will resolve the capital requirements of certain subsidiaries of the Company and enable the Company to centralize its management of the Group's credit limits and loan targets though Chinalco Finance.

(3) The interest rate for the deposits of the Group with Chinalco Finance is generally superior to the interest rate for the same type of deposit announced by PBOC for the same period and the interest rate for the same type of deposit offered by the major commercial banks in the PRC for the same period, which is beneficial to improving the level of the Company's capital gains.

(4) According to the New Financial Services Agreement, Chinalco Finance will provide comprehensive credit services, loan services, bill operation services and other financing services, whose interest rate shall be equivalent to or lower than the interest rate for the same type of loans provided by the major commercial banks in the PRC for the same period, and no security is to be granted by the Company over its assets, enabling the lending procedures easier and more efficient than those provided by the commercial banks.

(5) The arrangement of entrusted loans for the Company's subsidiaries through Chinalco Finance may replace the high-rate loans of the Company's subsidiaries, reducing the financial expenses.

(6) Chinalco Finance is regulated by PBOC and CBIRC and provides its services in accordance with and in satisfaction of the rules and operational requirements of these regulatory authorities.

The transactions contemplated under the New Financial Services Agreement will facilitate the Group to optimize its financial management, increase the efficiency of fund utilization, and reduce the cost of financing and financing risks. It will not be detrimental to the interests of the Company and will not affect the independence of the Company.

The Directors (including independent non-executive Directors) are of the view that the New Financial Services Agreement has been negotiated on arm's length basis and is entered into in the ordinary course of business and on normal commercial terms or better. The terms of the New Financial Services Agreement, the transactions contemplated thereunder, the proposed caps of the daily deposit balance (including accrued interest) are fair and reasonable and are in the interests of the Company and its Shareholders as a whole.

7. Implications under the Hong Kong listing rules

As at the Latest Practicable Date, Chinalco Finance is a subsidiary of Chinalco, the controlling Shareholder of the Company, and therefore a connected person of the Company under the Hong Kong Listing Rules. Accordingly, the New Financial Services Agreement and the transactions contemplated thereunder constitute continuing connected transactions of the Company under Chapter 14A of the Hong Kong Listing Rules. As the highest applicable percentage ratio calculated in accordance with the Hong Kong Listing Rules for deposit services under the New Financial Services Agreement and relevant proposed caps exceeds 5%, the deposit services under the New Financial Services Agreement and relevant proposed caps are subject to the reporting, announcement and independent shareholders' approval requirements under Chapter 14A of the Hong Kong Listing Rules.

As the highest applicable percentage ratio calculated in accordance with the Hong Kong Listing Rules for deposit services under the New Financial Services Agreement and relevant proposed caps exceeds 5% but is less than 25%, such transactions constitute discloseable transactions of the Company and are subject to the reporting and announcement requirements under Chapter 14 of the Hong Kong Listing Rules.

As the credit services to be provided by Chinalco Finance to the Group are on normal commercial terms (or better to the Group) and no security over its assets will be granted by the Group in respect of such loans, therefore, the credit services to be provided by Chinalco Finance to the Group under the New Financial Services Agreement are exempt from all reporting, announcement and independent shareholders' approval requirements under Rule 14A.90 of the Hong Kong Listing Rules.

In respect of the provision of miscellaneous financial services by Chinalco Finance to the Group, as each of the percentage ratios (if applicable) is below the *de minimis* threshold set out in Rule 14A.76 of the Hong Kong Listing Rules, the provision of miscellaneous financial services by Chinalco Finance to the Group is exempt from the reporting, announcement and independent shareholders' approval requirements under the Hong Kong Listing Rules.

As Mr. Ao Hong, a Director of the Company, also holds a position in Chinalco, he has abstained from voting on the Board resolution in respect of these transactions. Save for the above mentioned, none of the Directors has any material interest in the transactions contemplated under the New Financial Services Agreement and therefore none of the other Directors has abstained from voting on such Board resolution.

The Independent Board Committee has been established by the Company to provide advice to the Independent Shareholders in respect of the deposit services and its proposed caps under the New Financial Services Agreement. Maxa Capital, a licensed corporation to carry out Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities under the SFO, has been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in this regard.

8. General information

Information of the Company

The Company is a joint stock limited company established in the PRC, the H Shares, A Shares and ADS(s) of which are listed on the Hong Kong Stock Exchange, the Shanghai Stock Exchange and the New York Stock Exchange, respectively. The Group is principally engaged in the mining of bauxite, coal and other resources; the production, sales and technology research of alumina, primary aluminium and aluminium alloy products; international trade; logistics business; thermal and new energy power generation, etc.

Information of Chinalco Finance

Chinalco Finance is a limited liability company incorporated in the PRC, which is a subsidiary of Chinalco as at the Latest Practicable Date. Its registered capital is RMB4.0 billion, and its business scope includes provision of finance services and financing consultancy services, credit verification and related consultancy and agency services to member companies; provision of assistance to member companies in payment and receipt of transaction proceeds; provision of approved insurance agency services; provision of guarantees to member companies; provision of intra-group entrusted loans and entrusted investment to member companies (investments in fixed-income and marketable securities only); provision of bills acceptance and discounting services to member companies; provision of intra-group transfer and settlement services to member companies and planning of clearing and settlement scheme; provision of deposit services to member companies; provision of loans and financial leasing to member companies; provision of counterpart loans; underwriting of corporate bonds for member companies; investment in marketable securities (other than stock investment); and buyer's credit for the products of member companies.

As a licensed financial institution in the PRC, Chinalco Finance is subject to stringent regulations and is regulated by PBOC and CBIRC. CBIRC's supervision includes regular examination of the audited financial statements and other relevant materials required to be filed by the group finance companies as well as on-site inspections and interviews with the senior management of group finance companies. To ensure compliance with the relevant laws and regulations, CBIRC is entitled to issue corrective and/or disciplinary orders and to impose penalties and/or fines on group finance companies. In accordance with the relevant requirements under the Measures for Administration of Finance Companies of Enterprise Groups promulgated by CBIRC, group finance companies, including Chinalco Finance:

(1) are not allowed to engage in non-financial services business, including property investment or trading;

(2) must comply with the following ratio requirements: (a) the capital adequacy ratio shall not be lower than 10%; (b) the inter-bank borrowing balance shall not exceed the total registered capital of the relevant finance company; (c) the total amount of outstanding guarantees shall not exceed the total registered capital of the relevant finance company; (d) the ratio of total amount of investment to total registered capital shall not exceed 70%; and (e) the ratio of self-owned fixed assets to total registered capital shall not exceed 20%; and

(3) are required to deposit with PBOC a mandatory proportion of 7% of the RMB deposits they have received.

As far as the Directors are aware, Chinalco Finance has established stringent internal control measures to ensure effective risk management and compliance with laws and regulations, including:

(1) it has established corporate governance structure to ensure the effectiveness of its internal control including the practice of the general manager responsibility system under the leadership of the board of directors, the setting up of the organization structure according to the check-and-balance mechanism (such as the decision-making system, execution system, supervision and feedback system) and the establishment of the working procedures and risk control system by separating the roles and responsibilities of the front office, middle office and back office;

(2) it has adopted a centralized, safe and efficient business system. In order to meet the needs of control of the deposit amount by a listed company, it provides a designated real time service for the Company and its subsidiaries to inquiry the balances of deposits and the transaction details so as to alert the daily deposit balance and avoid exceeding the daily cap; and

(3) it has a sound internal control system, including effective internal rules and policies specifically for management and control of operational risk and credit risks. It has its own credit policies and credit approval procedures for loan approvals which are designed in accordance with the relevant PBOC and CBIRC regulations. It has also implemented various risk management rules to manage and monitor credit risks. The internal audit department assumes an internal independent supervisory role and is responsible for examining and auditing the business operation of other departments.

In assessing the financial risks involved in placing deposits with Chinalco Finance, the Directors have taken into account the following factors:

(1) the operation of Chinalco Finance is subject to the supervision of PBOC and CBIRC and is regulated by the relevant PRC financial regulations and rules;

(2) the Company has one board representative at Chinalco Finance and will thus be able to monitor the development of Chinalco Finance; and

(3) Chinalco Finance has established internal control and risk management system in accordance with the relevant PRC financial services rules and regulations.

In light of the aforementioned, the Directors are of the view that the financial risks involved in placing deposits with Chinalco Finance is low and manageable.

Information on Chinalco

As at the Latest Practicable Date, the Company and Chinalco Finance are both subsidiaries of Chinalco. Chinalco is a wholly state-owned enterprise incorporated in the PRC and is primarily engaged in the production and sales of aluminum, copper, rare earth and related non-ferrous metals mineral products, smelted products, fabrication products and carbon products, etc.

III. EGM

A notice (the "**Notice of EGM**") concerning the EGM to be held at the Company's conference room, No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC at 2:00 p.m. on Friday, 23 October 2020 has been despatched to the Shareholders on 7 September 2020.

A reply slip and a form of proxy for use at the EGM, together with the Notice of EGM, have been despatched to the Shareholders. The Notice of EGM, reply slip and form of proxy are also published on the website of the Hong Kong Stock Exchange (www.hkex.com.hk). Shareholders who are qualified and intend to attend the EGM should complete and return the reply slip in accordance with the instructions printed thereon on or before Friday, 2 October 2020. Shareholders who intend to appoint a proxy to attend the EGM and vote on the resolution set out in the Notice of EGM are requested to complete and return the form of proxy in accordance with the instructions printed thereon not less than 24 hours before the time appointed for the holding of the EGM or any adjournment thereof (as the case may be). Completion and return of the form of proxy will not prevent you from attending and voting in person at the EGM or any adjournment thereof if you so wish.

For particulars of eligibility for attending the above meeting, registration procedures for attending the above meeting, closure of register of members and other matters regarding the EGM, please refer to the Notice of EGM and the circular of the Company both dated 7 September 2020.

Chinalco and its associates held an aggregate of 5,474,485,019 Shares of the Company (representing approximately 32.16% of the total issued share capital of the Company) as at the Latest Practicable Date (among these Shares, Chinalco directly held 5,050,376,970 A Shares of the Company, and held 238,377,795 A Shares and 7,140,254 A Shares, respectively, through Baotou Aluminum (Group) Co., Ltd.* (包頭鋁業(集團)有限責任公司) and Chinalco Shanxi Aluminum Co., Ltd.* (中鋁山西鋁業有限公司), and 178,590,000 H Shares through Aluminum Corporation of China Overseas Holdings Limited* (中鋁海外控股有限公司), each being its subsidiary), and shall abstain from voting on the resolution for approving the entering into of the New Financial Services Agreement between the Company and Chinalco Finance and the relevant caps thereunder. Saved as disclosed above, to the best knowledge, information and belief of the Directors, having made all reasonable enquiries, as at the Latest Practicable Date, none of the Shareholders is required to abstain from voting on the proposed resolution at the EGM.

IV. RECOMMENDATION

Your attention is drawn to the letter from the Independent Board Committee set out on pages 17 to 18 of this supplemental circular, which contains its recommendation to the Independent Shareholders in respect of the deposit services under the New Financial Services Agreement and relevant proposed caps.

Your attention is also drawn to the letter from Maxa Capital as set out on pages 19 to 35 of this supplemental circular, which contains its recommendation to the Independent Board Committee and the Independent Shareholders in respect of the deposit services under the New Financial Services Agreement and relevant proposed caps.

The Directors (including independent non-executive Directors) consider that the deposit services under the New Financial Services Agreement and relevant proposed caps are fair and reasonable and in the interests of the Company and its Shareholders as a whole. Accordingly, the Board recommends the Shareholders to vote in favour of the relevant resolution contained in the Notice of EGM dated 7 September 2020.

V. ADDITIONAL INFORMATION

Your attention is drawn to the additional information set out in the appendix to this supplemental circular.

By order of the Board
Aluminum Corporation of China Limited*
Wang Jun
Company Secretary

* *For identification purposes only*

CHALCO

中国铝业股份有限公司

ALUMINUM CORPORATION OF CHINA LIMITED*

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

30 September 2020

To the Independent Shareholders

Dear Sirs or Madams,

DISCLOSEABLE TRANSACTIONS AND CONTINUING CONNECTED TRANSACTIONS: DEPOSIT SERVICES UNDER THE NEW FINANCIAL SERVICES AGREEMENT AND RELEVANT PROPOSED CAPS

We refer to the supplemental circular of the Company dated 30 September 2020 to the Shareholders of the Company (the "**Supplemental Circular**"), of which this letter forms part (terms used in this letter shall have the same meanings as defined in the Supplemental Circular, unless the context requires otherwise).

We have been appointed by the Board as the Independent Board Committee to advise you as to the fairness and reasonableness of the deposit services under the New Financial Services Agreement and relevant proposed caps.

Maxa Capital has been appointed by the Company as the Independent Financial Adviser to advise you and us in this regard. Details of its recommendation, together with the principal factors and reasons it has taken into consideration in arriving at its recommendation are set out in its letter set out on pages 19 to 35 of the Supplemental Circular.

Your attention is also drawn to the letter from the Board set out on pages 1 to 16 of the Supplemental Circular and the additional information set out in the appendix to the Supplemental Circular.

Having taken into account the details of the deposit services under the New Financial Services Agreement and relevant proposed caps, and having considered the interests of the Company and the Independent Shareholders, as well as the advice of Maxa Capital, we consider that the deposit services under the New Financial Services Agreement and relevant proposed caps are on normal commercial terms or better and in the ordinary or usual course of business of the Company, and the terms and details thereof are fair and reasonable and are in the interests of the Company and its Shareholders as a whole. Accordingly, we recommend that the Independent Shareholders vote in favour of the resolution to be proposed at the EGM approving the deposit services under the New Financial Services Agreement and relevant proposed caps.

Yours faithfully,
For and on behalf of the Independent Board Committee
Aluminum Corporation of China Limited*
Ms. Chen Lijie
Mr. Hu Shihai
Mr. Lie-A-Cheong Tai Chong, David
Independent non-executive Directors

* *For identification purpose only*

The following is the letter of advice from Maxa Capital, the Independent Financial Adviser, to the Independent Board Committee and the Independent Shareholders, which has been prepared for the purpose of inclusion in this circular.

邁時資本
MAXA CAPITAL

Unit 1908, Harbour Center
25 Harbour Road
Wan Chai
Hong Kong

30 September 2020

To the Independent Board Committee and the Independent Shareholders

Dear Sirs,

DISCLOSEABLE TRANSACTIONS AND CONTINUING CONNECTED TRANSACTIONS: DEPOSIT SERVICES UNDER THE NEW FINANCIAL SERVICES AGREEMENT AND RELEVANT PROPOSED CAPS

INTRODUCTION

We refer to our appointment as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the renewal of the deposit services contemplated under the New Financial Services Agreement between the Company and Chinalco Finance, details of which are set out in the Letter from the Board (the "**Letter from the Board**") contained in the supplemental circular dated 30 September 2020 issued by the Company (the "**Circular**") of which this letter forms part. Terms used in this letter shall have the same meanings as those defined in the Circular unless the context requires otherwise.

References are made to the announcement dated 26 October 2017 and the circular dated 5 December 2017 of the Company in relation to, among other things, the entering into of the Existing Financial Services Agreement between the Company and Chinalco Finance for a term of three years from 26 October 2017 to 25 October 2020. As the Existing Financial Services Agreement between the Company and Chinalco Finance will expire on 25 October 2020, the Company renewed the New Financial Services Agreement with Chinalco Finance on 27 August 2020, so as to continue to regulate the financial services provided by Chinalco Finance to the Group.

As at the Latest Practicable Date, Chinalco Finance is a subsidiary of Chinalco, the controlling Shareholder of the Company, and therefore a connected person of the Company under the Hong Kong Listing Rules. Accordingly, the New Financial Services Agreement and the transactions contemplated thereunder constitute continuing connected transactions of the Company under Chapter 14A of the Hong Kong Listing Rules. As the highest applicable percentage ratio calculated in accordance with the Hong Kong Listing Rules in respect of deposit services under the New Financial Services Agreement and relevant proposed caps exceeds 5%, the deposit services under the New Financial Services Agreement and relevant proposed caps are subject to the reporting, announcement and independent shareholders' approval requirements under Chapter 14A of the Hong Kong Listing Rules. As the highest applicable percentage ratio calculated in accordance with the Hong Kong Listing Rules in respect of deposit services under the New Financial Services Agreement and relevant proposed caps exceeds 5% but is less than 25%, such transactions constitute disclosable transactions of the Company and are subject to the reporting and announcement requirements under Chapter 14 of the Hong Kong Listing Rules.

The Independent Board Committee comprising all independent non-executive Directors has been established to advise the Independent Shareholders in respect of the deposit services and relevant proposed caps under the New Financial Services Agreement. We, Maxa Capital, have been appointed as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders in this regard.

OUR INDEPENDENCE

As at the Latest Practicable Date, we did not have any relationship with or interest in the Company, its subsidiaries and any other parties that could reasonably be regarded as relevant to our independence. We are not associated or connected with the Company, Chinalco Finance or their respective substantial shareholders or associates and, accordingly, are considered eligible to give independent advice on the deposit services under the New Financial Services Agreement. Save for this appointment as the Independent Financial Adviser in respect of the deposit services under the New Financial Services Agreement, there was no other engagement between the Company and us in the last two years. Apart from normal professional fees payable to us in connection with this appointment, no arrangement exists whereby we will receive any fees or benefits from the Company, Chinalco Finance or their respective substantial shareholders or associates.

BASIS OF OUR OPINION

In formulating our opinion and recommendation, we have reviewed, among other things: (i) the Existing Financial Services Agreement and the New Financial Services Agreement; (ii) the annual reports of the Company for the two years ended 31 December 2019 (the "**2018 Annual Report**" and "**2019 Annual Report**", respectively); (iii) the interim results announcement of the Company for the six months ended 30 June 2020 (the "**2020 Interim Results Announcement**"); (iv) the audited financial statements of Chinalco Finance for the two years ended 31 December 2019; (v) the management accounts of Chinalco Finance for the six months ended 30 June 2020; (vi) the business license and financial licenses of Chinalco Finance; (vii) the internal control policies of Chinalco Finance and the Measures for the Administration of Connected Transactions of the Company; (viii) receipts for the deposit services (with the principal amounts and relevant interest rate) provided by Chinalco Finance to the Group and to Chinalco and other members of its group from January 2019 to June 2020 and receipts for the deposit services provided by commercial banks in the PRC to the Group for the same period; (ix) the RMB Benchmark Interest Rate for Deposits of Financial Institutions released by PBOC ("金融機構人民幣存款基準利率"); and (x) the Administrative Measures for Enterprise Group Finance Companies ("企業集團財務公司管理辦法"). We consider that we have reviewed sufficient and relevant information and documents and have taken reasonable steps as required under Rule 13.80 of the Hong Kong Listing Rules to reach an informed view and to provide a reasonable basis for our recommendation. We have relied on the statements, information, opinions and representations contained or referred to in the Circular and the information and representations as provided to us by the Directors, for which they are solely and wholly responsible, are true and accurate at the time when they were made and continue to be so as at the date of this letter. We have also assumed that all statements of belief, opinion, expectation and intention made by the Directors in the Circular were reasonably made after due enquiry and careful consideration. Our opinion is based on the Directors' representation and confirmation that no material facts have been omitted from the information provided and referred to in the Circular.

The Company confirmed that they have, at our request, provided us with all currently available information and documents which are available under present circumstances to enable us to reach an informed view and we have relied on the accuracy of the information contained in the Circular so as to provide a reasonable basis for our opinion. We have no reason to suspect that any material facts or information, which is known to the Company, have been omitted or withheld from the information supplied or opinions expressed in the Circular nor do doubt the truth and accuracy of the information and facts, or the reasonableness of the opinions expressed by the Company and the Directors which have been provided to us. We have not, however, conducted any independent verification on the information provided to us by the Directors, nor have we conducted any form of independent in-depth investigation into the business and affairs of the Company, Chinalco Finance and each of their respective subsidiaries or associates.

PRINCIPAL FACTORS AND REASONS CONSIDERED

In arriving at our opinion in respect of the deposit services under the New Financial Services Agreement, we have taken into consideration the following principal factors and reasons:

1. Background of and reasons for the New Financial Services Agreement

1.1 Information on the Group

The Company is a joint stock limited company incorporated in the PRC, the H Shares, A shares and ADS(s) are list on the Hong Kong Stock Exchange, the Shanghai Stock Exchange the New York Stock Exchange, respectively. The Group is principally engaged in the mining of bauxite, coal and other resources; the production, sales and technology research of alumina, primary aluminium and aluminium alloy products; international trade; logistics business; thermal and new energy power generation, etc.

Set out below is the financial information of the Group for the years ended 31 December 2018 and 2019 and for the six months ended 30 June 2019 and 2020 prepared in accordance with International Financial Reporting Standards and extracted from the Company's 2019 Annual Report and the Company's 2020 Interim Results Announcement dated 27 August 2020:

	For the six months ended 30 June		**For the year ended 31 December**	
	2020	**2019**	**2019**	**2018**
	(unaudited)	(restated and unaudited)	(audited)	(restated)
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Revenue	84,108,752	95,020,681	190,074,161	180,241,414
Gross profit	4,895,632	5,975,416	12,127,885	13,211,998
Net profit	229,842	1,172,166	1,488,081	1,441,995

	As at 30 June	**As at 31 December**	
	2020	**2019**	**2018**
	(unaudited)	(audited)	(restated)
	RMB'000	*RMB'000*	*RMB'000*
Cash and cash equivalent	8,529,684	7,759,190	19,130,835
Restricted cash and term deposits	1,103,319	1,305,781	2,165,288
Total assets	202,719,279	203,070,664	200,964,751
Total liabilities	131,690,901	132,345,604	133,295,132
Net asset value	71,028,378	70,725,060	67,669,619

As illustrated in the above table, the Group's revenue amounted to approximately RMB190.1 billion for the year ended 31 December 2019 ("**FY2019**"), representing an increase of approximately 5.5% as compared to approximately RMB180.2 billion for the year ended 31 December 2018 ("**FY2018**"), which was primarily driven by the increase in revenue generated from the increased trading volume of electrolytic aluminum and alumina as a result of the rising market influence of the Company. The Group's net profit increased by 3.2% to approximately RMB1.5 billion in FY2019 from approximately RMB1.4 billion in FY2018.

The Group's cash and cash equivalent and restricted cash and term deposits decreased by 57.4% from approximately RMB21.3 billion as at 31 December 2018 to approximately RMB9.1 billion as at 31 December 2019, which was primarily due to that the Group enhanced the efficiency and utilization of the working capital and took advantage of the relative loose credit conditions. The Group's total assets amounted to approximately RMB203.1 billion as at 31 December 2019, representing an increase of approximately 1.05% as compared to approximately RMB201.0 billion as at 31 December 2018. The Group's total liability decreased slightly by 0.7% to approximately RMB132.3 billion as at 31 December 2019 from approximately RMB133.3 billion as at 31 December 2018. The Group's net asset value increased by 4.52% to approximately RMB70.7 billion as at 31 December 2019 from approximately RMB67.7 billion as at 31 December 2018.

For the six months ended 30 June 2020, the Group's revenue decreased by approximately 11.5% comparing with the corresponding financial period last year to approximately RMB84.1 billion, primarily due to the decrease in the price of principal products. Net profit of the Group for the six months ended 30 June 2020 amounted approximately RMB0.2 billion, declined by approximately 80.4% comparing with the corresponding financial period last year. According to the Company's 2020 Interim Results Announcement, such significant decline in net profit was mainly due to the decrease in the price of principal products.

The Group's cash and cash equivalents and restricted cash and term deposits increased by 6.3% to from approximately RMB9.1 billion as at 31 December 2019 to approximately RMB9.6 billion as at 30 June 2020, which is primarily due to the increase of monetary fund reserves to face the tough economic environment caused by COVID-19 and protect the normal production and operation of the Group. The Group's total assets, total liability and net asset value as at 30 June 2020 maintained at a level similar with that as at 31 December 2019.

1.2 *Information on Chinalco Finance*

Chinalco Finance is a limited liability company incorporated in the PRC, which is a subsidiary of Chinalco as at the Latest Practicable Date. Its registered capital is RMB4 billion, and its business scope includes provision of finance services and financing consultancy services, credit verification and related consultancy and agency services to member companies; provision of assistance to member companies in payment and receipt of transaction proceeds; provision of approved insurance agency services; provision of guarantees to member companies; provision of intra-group entrusted loans and entrusted investment to member companies (investments in fixed-income and marketable securities only); provision of bills acceptance and discounting services to member companies; provision of intra-group transfer and settlement services to member companies and planning of clearing and settlement scheme; provision of deposit services to member companies; provision of loans and financial leasing to member companies; provision of counterpart loans; underwriting of corporate bonds for member companies; investment in marketable securities (other than stock investment); and buyer credit for member companies.

Set out below is a summary of the key audited financial information on Chinalco Finance for the two years ended 31 December 2019 based on its 2019 audited financial statements:

	For the six months ended 30 June		**For the year ended 31 December**	
	2020	**2019**	**2019**	**2018**
	(unaudited)	(unaudited)	(audited)	(audited)
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Revenue	348,074	341,689	693,754	711,449
Gross profit	287,158	303,761	643,157	493,893
Net profit	215,421	227,818	495,473	374,624

	As at 30 June	**As at 31 December**	
	2020	**2019**	**2018**
	(unaudited)	(audited)	(audited)
	RMB'000	*RMB'000*	*RMB'000*
Total assets	31,025,631	30,380,749	46,812,579
Total liabilities	25,580,893	24,995,016	43,131,548
Net asset value	5,444,738	5,385,733	3,681,031

As illustrated in the above table, Chinalco Finance recorded total revenue and net profit of approximately RMB693.8 million and RMB495.5 million for the year ended 31 December 2019, representing a slight decrease of approximately 2.5% and a substantial increase of approximately 32.3% respectively as compared to the previous financial year. As at 31 December 2019, the net asset value of Chinalco Finance expanded substantially by approximately 46.3% to approximately RMB5,385.7 million from RMB3,681.0 million as at 31 December 2018.

For the six months ended 30 June 2020, Chinalco Finance's revenue increased slightly by approximately 1.9% comparing with the corresponding financial period last year to approximately RMB348.1 million. Net profit of Chinalco Finance for the six months ended 30 June 2020 amounted approximately RMB215.4 million, declined by approximately 5.5% comparing with the corresponding financial period last year. Chinalco Finance's total assets, total liability and net asset value as at 30 June 2020 increased slightly comparing with that as at 31 December 2019.

As a licensed financial institution in the PRC, Chinalco Finance is subject to stringent regulations and is regulated by PBOC and CBIRC. CBIRC's supervision includes regular examination of the audited financial statements and other relevant materials required to be filed by the group finance companies as well as on-site inspections and interviews with the senior management of group finance companies. To ensure compliance with the relevant laws and regulations, CBIRC is entitled to issue corrective and/or disciplinary orders and to impose penalties and/or fines on group finance companies.

In accordance with the relevant requirements under the Measures for Administration of Finance Companies of Enterprise Groups promulgated by CBIRC, group finance companies, including Chinalco Finance:

(a) are not allowed to engage in non-financial services business, including property investment or trading;

(b) must comply with the following ratio requirements: (i) the capital adequacy ratio shall not be lower than 10%; (ii) the inter-bank borrowing balance shall not exceed the total registered capital of the relevant finance company; (iii) the total amount of outstanding guarantees shall not exceed the total registered capital of the relevant finance company; (iv) the ratio of total amount of investment to total registered capital shall not exceed 70%; and (v) the ratio of self-owned fixed assets to total registered capital shall not exceed 20%; and

(c) are required to deposit with PBOC a mandatory proportion of 7% of the RMB deposits they have received.

According to the management of the Company, to their best knowledge, up to the Latest Practicable Date, there had been no record of non-compliance with relevant laws, rules and regulations of the PRC on Chinalco Finance.

In accessing the financial risks of Chinalco Finance, we have taken into consideration that:

(a) the Company have one board representative at Chinalco Finance and will thus be able to monitor the operations and developments within Chinalco Finance;

(b) the operations of Chinalco Finance are subject to the supervision of CBIRC and PBOC and are regulated by the relevant PRC financial regulation and rules;

(c) Chinalco Finance has established internal control and risk management system in accordance with the relevant PRC financial services rules and regulations; and

(d) Chinalco Finance has solid financial track record, financial position and compliance record.

In light of the aforementioned, we concur with the Directors that the financial risks involved in placing deposits with Chinalco Finance is low and manageable.

1.3 Reasons for and benefits of the New Financial Services Agreement

As stated in the Letter from the Board, the reasons for and possible benefits of the New Financial Services Agreement are as follows:

(i) The settlement services through Chinalco Finance will strengthen the Company's centralized management of its subsidiaries' funds and reduce the capital transmission time, and the Company may take full advantage of the favorable policy of free settlement services provided by Chinalco Finance to duly increase the amount of settlement services to be provided by Chinalco Finance and reduce the banking commission charges payable by the Company, which is beneficial to reducing the amount of funds kept by the Company and its subsidiaries, thereby releasing more funds for turnover.

(ii) The Company will deposit part of its funds with Chinalco Finance, which will provide financing support to the Company's subsidiaries through operating loans of Chinalco Finance in compliance with the limits for such loans. Such arrangements will resolve the capital requirements of certain subsidiaries of the Company and enable the Company to centralize its management of the Group's credit limits and loan targets though Chinalco Finance.

(iii) The interest rate for the deposits of the Group with Chinalco Finance is generally superior to the interest rate for the same type of deposit announced by PBOC for the same period and the interest rate for the same type of deposit offered by the major commercial banks in the PRC for the same period, which is beneficial to improving the level of the Company's capital gains.

(iv) According to the New Financial Services Agreement, Chinalco Finance will provide comprehensive credit services, loan services, bill operation services and other forms of financing services, whose interest rate shall be equivalent to or lower than the interest rate for the same type of loans provided by the major commercial banks in the PRC for the same period, and no security is to be granted by the Company over its assets, enabling the lending procedure easier and more efficient than those provided by the commercial banks.

(v) The arrangement of entrusted loans for the Company's subsidiaries through Chinalco Finance may replace the high-rate loans of the Company's subsidiaries, reducing the financial expenses.

(vi) Chinalco Finance is regulated by PBOC and CBIRC and provides its services in accordance with and in satisfaction of the rules and operational requirements of these regulatory authorities.

The transactions contemplated under the New Financial Services Agreement facilitate the Group to optimize its financial management, increase the efficiency of fund utilization, and reduce the cost of financing and financing risks. It will not be detrimental to the interests of the Company and will not affect the independence of the Company.

On the basis of the aforesaid reasons for and possible benefits of the New Financial Services Agreement as represented by Directors and considered that (i) maintaining the Company's maximum daily deposit balance with Chinalco Finance is in line with the Company's need for future capital control; and (ii) the financial risks of Chinalco Finance is likely to be low and manageable concluded in the section headed "1.3 Information on Chinalco Finance", we are of the view that the deposit services under the New Financial Services Agreement are in the interests of the Company and the Shareholders as a whole and are conducted in the ordinary and usual course of business of the Group.

2. Principal terms of the deposit services under the New Financial Services Agreement

The principal terms of the deposit services under the New Financial Services Agreement are set out below:

Parties:	(1) the Company (as the recipient); and (2) Chinalco Finance (as the provider).
Effective Date and Term:	The New Financial Services Agreement shall become effective upon signature by authorized signatories of both parties with their respective common seals or seals specifically for contracts affixed thereon and approval by the Board and the general meeting of the Company, and shall remain valid for a term of three years from 26 October 2020. Subject to the relevant requirements under the Hong Kong Listing Rules and the Rules Governing the Listing of Stocks on the Shanghai Stock Exchange, the New Financial Services Agreement may be renewed for a period of three years as agreed by both parties and the Company will then perform its information disclosure obligations in due course pursuant to the applicable requirements under the Hong Kong Listing Rules.
Major Terms:	Pursuant to the New Financial Services Agreement, the Group and Chinalco Finance will cooperate on a non-exclusive basis, thereby allowing the Group to select other financial institutions for financial services at its discretion.

Chinalco Finance undertakes that the terms for the provision of financial services to the Group at any time shall be no less favorable than those for the same type of financial services provided by Chinalco Finance to Chinalco and other members of its group, nor less favorable than those for the same type of financial services available to the Group from major commercial banks in the PRC at the same time.

Chinalco Finance shall provide the deposit services to the Group in accordance with the above service principles, with the major service terms as below:

(a) The interest rate for the deposits of the Group with Chinalco Finance shall be no lower than the interest rate for the same type of deposit announced by PBOC for the same period, no lower than the interest rate for the same type of deposit offered by major commercial banks in the PRC for the same period (the Company will obtain at least four quotations from the independent third commercial banks, including but not limited to Bank of China, Agricultural Bank of China, Industrial and Commercial Bank of China and Bank of Communications), and no lower than the interest rate for the same type of deposit of Chinalco and other members of its group with Chinalco Finance for the same period.

(b) In respect of deposit services, Chinalco Finance shall ensure the security of the Group's funds and promptly and fully satisfy any withdrawal request raised by the Group at any time. If Chinalco Finance fails to pay the deposits to the Group on time and in full upon request, the Group shall be entitled to terminate the New Financial Services Agreement and offset the loans due to Chinalco Finance by the Group with such deposits payable by Chinalco Finance according to the PRC laws and regulations.

(c) The maximum daily balance of deposits (including accrued interest) placed by the Group with the settlement account of Chinalco Finance shall not exceed RMB12 billion (equivalent to approximately HK$13.32 billion) during the validity period of the New Financial Services Agreement.

In assessing the fairness and reasonableness of the terms in the New Financial Services Agreement, we have obtained and reviewed both the Existing Financial Services Agreement and the New Financial Services Agreement and we notice that the major terms in relation the deposit services in the New Financial Services Agreement are similar with those in the Existing Financial Services Agreement which was approved by the independent shareholders in the extraordinary general meeting held on 20 December 2017.

Since the arrangement under the New Financial Services Agreement will be on a non-exclusive basis, the Group has the discretion to select and decide the financial institutions for deposit services as well as the amounts of deposits according to its own business needs. In other words, Chinalco Finance can be regarded as an additional choice of financial services provider. We have discussed with the Company and concur that such provision provides the flexibility to Group to choose financial institutions to place its idle cash in line with its actual condition. It provides the Group the right but not the obligation to place the maximum daily balance of deposits under such agreement with Chinalco Finance. Please refer to "3. The Proposed Annual Caps" below for our further analysis in this regard.

In respect of the pricing policy, we have obtained and reviewed the receipts for deposit services provided by Chinalco Finance to the Group from January 2019 to June 2020 and compared such interests rates with the interest rates for the same type of deposit for the same period (i) provided by Chinalco Finance to Chinalco and other members of its group, (ii) provided by major commercial banks in the PRC to the Group, and (iii) announced by the PBOC, and noted that the pricing policies set in the Existing Financial Services Agreement, which are the same as those set in the New Financial Services Agreement, have been complied with strictly. Please refer to the section headed "4. Internal Control Policies" below for further details in this regard. In other words, the interest rates for the deposit services offered by Chinalco Finance will be on terms no less favorable to the Group than those available from independent commercial banks in the PRC, which we consider to be fair and reasonable.

Moreover, we noted that Chinalco Finance shall ensure the security of the Group's funds and promptly and fully satisfy any withdrawal request raised by the Group at any time. If Chinalco Finance fails to pay the deposits to the Group on time and in full upon request, the Group shall be entitled to terminated the New Financial Services Agreement and offset any such deposits payable with the loans due to Chinalco Finance by the Group according to laws and regulations of the PRC. Such provision could also reduce the credit risk and protect the interest of the Group. Please refer to "1.2 Information on Chinalco Finance" above for our detailed analysis on the credit risk of Chinalco Finance.

In view of the above, we consider that the terms of the deposit services under the New Financial Services Agreement are on normal commercial terms, and the terms of which are fair and reasonable so far as the Independent Shareholders are concerned.

3. The Proposed Annual Caps

3.1 Historical Transaction Amounts

Based on the information provided by the Group, the maximum daily balance of deposits (including accrued interest) placed by the Group with Chinalco Finance for the three years ended 31 December 2019 and the eight months ended 31 August 2020 was approximately RMB8,948 million, RMB9,102 million, RMB3,285 million and RMB7,324 million, respectively.

The Board further confirmed that, as at the Latest Practicable Date, the cap of the maximum daily balance of deposits (including accrued interest) under the Existing Financial Services Agreement for the year ending 25 October 2020 has not been exceeded.

3.2 Proposed Caps

Under the New Financial Services Agreement, it is proposed that the maximum daily balance of deposits (including accrued interest) placed by the Group with the settlement account of Chinalco Finance shall not exceed RMB12 billion, which is the same as the caps under the Existing Financial Services Agreement (the "**Existing Caps**").

We note from the Letter from the Board that the Board has taken into account that:

(a) the highest historical utilization rate for the caps of the maximum daily balance of deposits (including accrued interest) under the Existing Financial Services Agreement has reached 75.9%;

(b) as disclosed in the 2020 interim results announcement of the Company dated 27 August 2020, in order to face the tough economic environment caused by novel coronavirus pneumonia epidemic and to safeguard the normal production and operation and the construction of key projects, the Company has adhered to the philosophy of "cash is the most important" and significantly increased its monetary capital reserves since 2020, and accordingly the amount of deposits placed by the Group with Chinalco Finance has been significantly increased. As of 31 August 2020, the maximum daily balance of deposits (including accrued interest) placed by the Group with Chinalco Finance has reached to RMB7,324 million;

(c) focusing on the goal of building a world first-class aluminum company with global competitiveness, the Company will accelerate the global allocation of resources and the optimization of the industrial layout, strengthen the acquisition of overseas resources, build overseas bauxite supply base, promote the transfer of the Company's main business to those areas with advantages of resources, energy, market and logistics elements, and extend the development to the end of the industry chain and the high-end of the value chain, in order to comprehensively enhance its overall competitiveness. In the meantime, the Company will seek business opportunities relating to the industrial mergers and acquisitions from time to time, in order to develop and expand its existing main business and increase shareholder value. At current stage, the Company has not formed any formal intention or entered into any specific agreement with relevant parties regarding the industrial mergers and acquisitions. In the event of such occurrence, the Company will perform its information disclosure obligations in due course in accordance with the requirements of the Hong Kong listing Rules. It's expected that there will be an increase in the overall capital scale of the Group based on the above-mentioned future business development and the potential industrial mergers and acquisitions;

(d) the funds deposited with Chinalco Finance can be utilized to supplement the fund requirements of the subsidiaries of the Company and increase the efficiency of funds utilization; and

(e) the interest rate for the deposits of the Group with Chinalco Finance is generally superior to the interest rate for the same type of deposit announced by PBOC for the same period and the interest rate for the same type of deposit offered by the major commercial banks in the PRC for the same period, which is beneficial to improving the level of the Company's capital gains.

Thus, the Board proposed that under the New Financial Services Agreement, the maximum daily balance of deposits (including accrued interest) placed by the Group with Chinalco Finance's settlement account during the validity period of the New Financial Services Agreement is still RMB12 billion and considered such proposed caps are fair and reasonable.

In assessing the fairness and reasonableness of the proposed caps, we have reviewed and note the proposed caps remain the same as the Existing Caps which were approved by the independent shareholders in the extraordinary general meeting held on 20 December 2017, and the highest historical utilization rate of the Existing Caps reached 75.9%. Despite the utilization rate of the Existing Caps is low in 2019, we noted such utilization rate was more than doubled and reached 61.0% in 2020. We also noted that there is a continued expansion in the Group's business scale. The Group's revenue achieved a year-on-year growth of 5.5% for FY2019 benefitting from the rising market influence of the Group. Also, according to the 2020 Interim Results Announcement of the Company, the Group's cash and cash equivalents increased by 6.3% from approximately RMB9.1 billion as at 31 December 2019 to approximately RMB9.6 billion as at 30 June 2020. We discussed with the Company and understood that the future business development of the Group and the potential industry mergers and acquisitions may significantly increase the overall assets scale of the Group.

Based on the above and given the New Financial Services Agreement will be on a non-exclusive basis and the proposed caps provides the Group the right but not the obligation to utilize the deposit services under such agreement, we consider that the proposed caps are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

4. Internal Control Policies

The Company has adopted certain internal control procedures and corporate governance measures in relation to its utilization of Chinalco Finance's services, details of which are included in section headed "INTERNAL CONTROL PROCEDURES AND CORPORATE GOVERNANCE MEASURES ADOPTED BY THE GROUP" in the Letter form the Board. We have also obtained and reviewed the Company's Measures for the Administration of Connected Transactions.

Chinalco Finance is a non-financial institution subject to supervision of the CBIRC, and Chinalco Finance shall operate business in accordance with the Measure for the Administration of Finance Companies of Enterprise Groups issued by the former China Banking Regulatory Commission (now merged to become the CBIRC) for the purpose of overseeing the operation and reducing the possibility of financial risks of finance companies of enterprise groups. Such administrative measures set forth measures on supervision, management, and risk control in accordance to operating finance companies of enterprise groups, including but not limited to maintaining certain financial ratios and reports to the CBIRC. We have obtained and reviewed the operating license of Chinalco Finance's issued by CBIRC and reviewed the internal control policies and procedures of Chinalco Finance.

We have obtained and reviewed 12 sets of receipts for the deposit services (covering both demand deposits and agreement deposits with the principal amounts and relevant interest rate) provided by Chinalco Finance to the Group from January 2019 to June 2020 which were randomly selected by the Company as per our request. Out of the 12 sets of receipts, 4 are for deposit services provided by Chinalco Finance to the Company while the other 8 sets are for deposit services provided by Chinalco Finance to the Company's subsidiaries had with Chinalco Finance. As the total 12 sets of depository receipts consist of both the Company and the Company's subsidiaries as the depositors, we believe the random selected samples obtained and reviewed by us are fair and representative samples of the historical terms offered by Chinalco Finance to the Group. We have obtained and compared the interest rates offered by 4 major commercial banks in the PRC in respect of 16 sets of deposit services provided to the Group for the same period, which were randomly selected by the Company as per our request, and noted that the interest rates of all such deposit services provided by such commercial banks to the Group are lower than the interest rates of the deposit services provided by Chinalco Finance to the Group. We also obtained and compared the interest rates offered by Chinalco Finance for 18 sets of deposit services to Chinalco and other members of its group for the same period and noted that the interest rates of all such deposit services which are the same as the interest rates provided by Chinalco Finance to the Group. In addition, we also checked and noted that the interest rates for the deposits provided by Chinalco Finance to the Group were higher than the interest rates for the same type of deposits announced by the PBOC for the same period.

Pursuant to Rules 14A.55 and 14A.56 of the Hong Kong Listing Rules, the independent non-executive Directors and auditor of the Company will conduct annual review and issue confirmations regarding the continuing connected transactions of the Company each year. We have reviewed the annual reports of the Company for the years ended 31 December 2017, 2018 and 2019 and noted that the independent non-executive Directors and the auditor of the Company have reviewed the non-exempt continuing connected transactions, including the Existing Financial Services Agreement, during such years and provided the relevant confirmations. As confirmed with the Company, the Company will continue to comply with the relevant annual review requirement under the Hong Kong Listing Rules on an on-going basis.

Based on the above, we concur with the Directors view that the Group has effective internal policies in place to continue to monitor the continuing connected transactions under the New Financial Services Agreement and relevant proposed caps hence the interest of the Independent Shareholders would be safeguard.

RECOMMENDATION

Having taken into consideration the factors and reasons as stated above, we are of the opinion that the deposit services and relevant proposed caps under the New Financial Services Agreement are on normal commercial terms or better, fair and reasonable so far as the Independent Shareholders are concerned, in the interests of the Company and the Shareholders as a whole and are conducted in the ordinary and usual course of business of the Group. Accordingly, we advise the Independent Board Committee to recommend and we also recommend the Independent Shareholders to vote in favor of the resolution to be proposed at the EGM in respect of the deposit services and relevant proposed caps under the New Financial Services Agreement.

Yours faithfully,
For and on behalf of
Maxa Capital Limited
Dian Deng
Managing Director

Ms. Dian Deng is a licensed person registered with the Securities and Future Commission of Hong Kong and a responsible officer of Maxa Capital to carry out type 6 (advising on corporate finance) regulated activities under the SFO and has over 12 years of experience in corporate finance industry.

1. RESPONSIBILITY STATEMENT

This supplemental circular includes particulars given in compliance with the Hong Kong Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this supplemental circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, the information contained in this supplemental circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein misleading.

2. DISCLOSURE OF INTERESTS

Directors', Supervisors' and Chief Executive's Interests and Short Positions in the Shares, Underlying Shares and Debentures

As at the Latest Practicable Date, none of the Directors, supervisors or chief executive of the Company or their respective associates had any interests or short positions in the Shares, underlying Shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which are (a) required to be notified to the Company and the Hong Kong Stock Exchange pursuant to the provisions of Divisions 7 and 8 of Part XV of the SFO; or (b) required to be recorded in the register kept by the Company pursuant to Section 352 of the SFO; or (c) required to be notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers.

Mr. Ao Hong, a Director of the Company, also holds a position in Chinalco currently. Save as disclosed above, as at the Latest Practicable Date, none of the Directors, supervisors, chief executive of the Company or their respective associates concurrently served as a director or an employee of other company which had an interest or short position in the Shares or underlying Shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO.

Substantial Shareholders' and Other Persons' Interests and Short Positions in Shares and Underlying Shares

As at the Latest Practicable Date, as far as the Directors are aware, the following persons (other than the Directors, supervisors and chief executive of the Company) had an interest or short position in the Shares and underlying Shares which would fall to be disclosed to the Company and the Hong Kong Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO, or were otherwise interested in 5% or more of any class of the then issued share capital of the Company, or were a substantial Shareholder of the Company:

Name of substantial shareholder	Class of shares	Number of shares held	Capacity	Percentage in the relevant class of issued share capital	Percentage in total issued share capital
Chinalco	A Shares	5,295,895,019(L)[Note 1]	Beneficial owner/ Interests of controlled corporations	40.49%(L)	31.11%(L)
	H Shares	178,590,000(L)[Note 1]	Interests of controlled corporations	4.53%(L)	1.05%(L)
BlackRock, Inc.	H Shares	244,446,961(L)[Note 2]	Interests of controlled corporations	6.20%(L)	1.44%(L)
		3,386,000(S)[Note 2]	Interests of controlled corporations	0.09%(S)	0.02%(S)
China Life Insurance (Group) Company* (中國人壽保險(集團)公司)	A Shares	671,882,629(L)[Note 3]	Interests of controlled corporations	5.14%(L)	3.95%(L)

(L) The letter "L" denotes a long position.

(S) The letter "S" denotes a short position.

(P) The letter "P" denotes a lending pool.

The information of H Shareholders is based on the disclosure of interests system of the Hong Kong Stock Exchange.

Notes:

1. These interests included 5,050,376,970 A Shares directly held by Chinalco, and an aggregate interest of 245,518,049 A Shares and 178,590,000 H Shares held by various controlled subsidiaries of Chinalco, comprising 238,377,795 A Shares held by Baotou Aluminum (Group) Co., Ltd.* (包頭鋁業(集團)有限責任公司) and 7,140,254 A Shares held by Chinalco Shanxi Aluminum Co., Ltd.* (中鋁山西鋁業有限公司), and 178,590,000 H Shares held by Aluminum Corporation of China Overseas Holdings Limited* (中鋁海外控股有限公司).

2. These interests were held by various corporations controlled by BlackRock, Inc.. Among the aggregate interests in the long position in H Shares, 2,762,000 H Shares were held as derivatives; among the aggregate interests in the short position in H Shares, 2,266,000 H Shares were held as derivatives.

3. These interests were held by China Life Insurance Company Limited* (中國人壽保險股份有限公司), a subsidiary controlled by China Life Insurance (Group) Company* (中國人壽保險(集團)公司).

Save as disclosed above, as at the Latest Practicable Date, as far as the Directors are aware, no other person (other than the Directors, supervisors and chief executive of the Company, whose interests are set out in the section "Directors', Supervisors' and Chief Executive's Interests and Short Positions in the Shares, Underlying Shares and Debentures" above) had an interest or short position in the Company's Shares or underlying Shares (as the case may be) which would fall to be disclosed to the Company and the Hong Kong Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO and as recorded in the register required to be kept under Section 336 of the SFO, or was otherwise a substantial Shareholder (as defined in the Hong Kong Listing Rules) of the Company.

3. MATERIAL ADVERSE CHANGE

As at the Latest Practicable Date, there is no material adverse change in the financial or trading position of the Group since 31 December 2019, being the date to which the latest published audited accounts of the Company were made up.

4. EXPERT AND CONSENT

Maxa Capital, has given and has not withdrawn its written consent to the issue of this supplemental circular with the inclusion herein of its letter and references to its name in the form and context in which it is included in this supplemental circular.

The following is the qualification of the expert who has provided its opinion or advice, which is contained in this supplemental circular:

Name	Qualification	Date of conclusion or opinion
Maxa Capital	A licensed corporation to carry out Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities under the SFO	30 September 2020

As at the Latest Practicable Date, Maxa Capital was not beneficially interested in the equity interest of any member of the Group nor did it have any right (whether legally enforceable or not) to subscribe for or to nominate other persons to subscribe for any Shares, convertible securities, warrants, options or derivatives which carry voting rights in any member of the Group.

As at the Latest Practicable Date, Maxa Capital did not have any direct or indirect interest in any assets which have been, since 31 December 2019, being the date to which the latest published audited accounts of the Company were made up, acquired or disposed of by or leased to, or were proposed to be acquired or disposed of by or leased to, any member of the Group.

5. SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors had entered or was proposing to enter into any service contract with the Company or any other member of the Group, which is not terminable by the Group within one year without payment of compensation (other than statutory compensation).

6. DIRECTORS' INTERESTS IN THE GROUP'S ASSETS OR CONTRACTS

As at the Latest Practicable Date, none of the Directors or supervisors of the Company had any interest in any assets which have been since 31 December 2019 (being the date to which the latest published audited accounts of the Company were made up) acquired or disposed of by or leased to or were proposed to be acquired or disposed of by or leased to any member of the Group. As at the Latest Practicable Date, none of the Directors or supervisors of the Company was materially interested in any contract or arrangement subsisting as at the Latest Practicable Date which is significant in relation to the business of the Group.

7. DIRECTORS' INTERESTS IN COMPETING BUSINESS

As at the Latest Practicable Date, none of the Directors or their respective close associates (as defined in the Hong Kong Listing Rules) had any interest in any business, other than being a Director, which compete or are likely to compete, either directly or indirectly, with the businesses of the Group (as would be required to be disclosed under Rule 8.10 of the Hong Kong Listing Rules as if each of them was a controlling Shareholder).

8. MISCELLANEOUS

(1) The registered address of the Company is situated at No. 62 North Xizhimen Street, Haidian District, Beijing, the People's Republic of China.

(2) The Hong Kong H Share registrar of the Company is Hong Kong Registrars Limited situated at 17M Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.

(3) The English text of this supplemental circular shall prevail over the Chinese text in the case of inconsistency.

9. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection at the office of Baker & McKenzie at 14/F, One Taikoo Place, 979 King's Road, Quarry Bay, Hong Kong during normal business hours on any weekday (except public holidays) from the date of this supplemental circular up to and including 23 October 2020:

(1) the letter from the Independent Board Committee, the text of which is set out in this supplemental circular;

(2) the letter from Maxa Capital, the text of which is set out in this supplemental circular;

(3) the written consent of Maxa Capital as referred to in this appendix;

(4) the Existing Financial Services Agreement; and

(5) the New Financial Services Agreement.